Exhibit 99.1

Sapiens Announces Cash Dividend of $0.20 Per Share and $10.0 Million in Total

HOLON, Israel, September 20, 2018 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that its board of directors has approved the payment of a cash dividend of $0.20 per share. The dividend, which amounts to approximately $10.0 million in the aggregate, will be paid on Tuesday, October 30, 2018 to Sapiens’ shareholders of record as of October 16, 2018.

Roni Al Dor, President & CEO of Sapiens, noted: “Recent quarters have demonstrated solid execution against our well-defined corporate strategy. We continued with our progress towards expanding our P&C business in EMEA, and North America, while improving profitability. Our enhanced digital insurance offering along with our proven products and personnel are winning new business, where we are expanding our business with new and existing clients and building our pipeline for future growth. At the same time, our increased efficiency and our ability to more effectively leverage our global assets, has expanded margins and improved profitability.”

“Our cash position and improved profitability enable us to pay a dividend once again to our shareholders,” concluded Mr. Al Dor.

“I would like to take this opportunity to thank our shareholders, customers, partners and employees for their continued loyalty and support.”

About Sapiens

Sapiens International Corporation is a leading global provider of software solutions for the insurance industry, with a 30-year track record of delivering to more than 400 organizations. The company offers software platforms, solutions and services, including a full digital suite, to satisfy the needs of property and casualty/general insurers, and life, pension and annuity providers. Sapiens also services the reinsurance, workers’ compensation, financial and compliance, and decision management markets.

The company’s portfolio includes policy administration, billing and claims, underwriting, illustration and electronic application. The digital suite features customer and agent portals, and a business intelligence platform. For more information: www.sapiens.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports and registration statements filed periodically with the Securities and Exchange Commission.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com